
rila.

Ben Bacal · 2nd

real estate matchmaker

West Hollywood, California, United States

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Rila

California State University-Long Beach

Experience

Founder and CEO

Rila

Jan 2018 – Present · 3 yrs 8 mos

West Hollywood

Official Member

Forbes Real Estate Council

Dec 2019 – Present · 1 yr 9 mos

Greater Los Angeles Area

Founder/Realtor®

Revel Real Estate

Oct 2019 – Present · 1 yr 11 mos

Greater Los Angeles Area

Since 2005, Ben Bacal has been setting the standard for luxury real estate in Southern California. An accomplished top-producing agent with over $2 billion in sales, he has

orchestrated the purchases of the most iconic resi ...see more

Founder

TenTwo, Inc.

Nov 2011 – Present · 9 yrs 10 mos

Greater Los Angeles Area

TenTwo is a lifesaving hardware tool to help prevent texting while driving and a user rewards system to reinforce positive activity.

...see more

Real Estate Agent

Rodeo Realty, Inc.

2011 – Oct 2019 · 8 yrs

Beverly Hills

Ben Bacal has become a clear leader in Southern California's luxury real estate business. Selling over a billion dollars in residential real estate, he has carved his niche and driven prices in the most prominent neighborhoods in Los ...see more

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Education

California State University-Long Beach
Electronic Arts
2002

California State University-Long Beach - College of Business